Exhibit 99.2

GRUPO TMM COMPANY CONTACT: Jacinto Marina, Chief Financial Officer 011-525-55-629-8790 (jacinto.marina@tmm.com.mx)	AT DRESNER CORPORATE SERVICES: Kristine Walczak (general investors, analysts and media) 312-726-3600 (kwalczak@dresnerco.com)

Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725, 203-247-2420
(brad.skinner@tmm.com.mx)

Marco Provencio
Press Relations, Proa/Structura
011-525-55-629-8758; 011-525-55-442-4948
(mp@proa.structura.com.mx)

GRUPO TMM STOCKHOLDERS DO NOT APPROVE GRUPO TFM SALE

Mexico City, August 18, 2003 – Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A) ("Grupo TMM" or the "Company")announced that, at the Company's General Ordinary Shareholders' meeting held today, its shareholders unanimously did not approve the sale of TMM's interests in Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. (Grupo TFM) to Kansas City Southern (KCS). As was made public, approval of the Company's stockholders was required under the terms of the Acquisition Agreement for the sale to proceed.

As a result of the shareholder vote, Grupo TMM's board of directors intends to meet as soon as possible to review the company's options.

The company is proceeding to inform to the authorities at the Ministry of Communications and Transportation, the Ministry of Finance, other relevant authorities and stakeholders of TMM and its subsidiaries as to the shareholders' decision.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.tfm.com.mx. Grupo TMM is listed on the New York Stock Exchange under the symbol TMM and Mexico's Bolsa Mexicana de Valores under the symbol TMM A.